[redacted]

11033168

SEC Mail Processing Section

AUG 2 6 2011

Washington, DC 105

pls 9/9

...COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Seacoast Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

704 S. W. Port St. Lucie Blvd.
(No. and Street)

Port St. Lucie (City) — Florida (State) — 34953-2617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Elvidge, Sr. — (772) 286-7323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A. J. Brackins, CPA., PA
(Name – *if individual, state last, first, middle name*)

Post Office Box 7330 (Address) — Vero Beach (City) — Florida (State) — 32961 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Elvidge, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seacoast Investor Services, Inc., as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Notary Public

MICHELLE TODD
Commission # EE 109214
Expires July 5, 2015
Bonded Thru Troy Fain Insurance 800-385-7019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEACOAST INVESTOR SERVICES, INC.
Port St. Lucie, Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Years Ended June 30, 2011 and 2010

A. J. BRACKINS, C.P.A., P.A.
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
American Institute of
Certified Public Accountants
Florida Institute Of
Certified Public Accountants

August 10, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Seacoast Investor Services, Inc.
Port St. Lucie, Florida

We have audited the accompanying balance sheets of Seacoast Investor Services, Inc., as of June 30, 2011 and 2010, and the related statements of operations, stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for each of the two years in the period ended June 30, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seacoast Investor Services, Inc., as of June 30, 2011 and 2010, and the results of its operations and its cash flows for the two years in the period ended June 30, 2011, in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A. J. Brackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SEACOAST INVESTOR SERVICES, INC.

BALANCE SHEETS

June 30, 2011 and 2010

ASSETS

	2011	2010
Cash	$ 19,955	$ 27,992
Interest bearing clearing deposit - clearing broker	50,744	50,744
Due from clearing broker - other	30,262	31,491
Prepaid expenses and other assets	38,398	35,900
Furniture, fixtures, leasehold improvements and office equipment, at cost, net of accumulated depreciation of $78,163 and $77,219	2,218	3,162
	$ 141,577	$ 149,289

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities:		
Bank overdraft	$ 930	$ -
Accounts payable and accrued liabilities	25,913	$ 41,450
Income taxes payable, deferred	2,058	2,058
Subordinated loans - Stockholder	60,000	60,000
Total liabilities	88,901	103,508
Stockholder's Equity:		
Common stock, no par value, authorized 80 shares; issued and outstanding 80 shares	1,076,730	908,880
Retained earnings (accumulated deficit)	(1,024,054)	(863,099)
Total stockholder's equity	52,676	45,781
	$ 141,577	$ 149,289

The accompanying notes to financial statements are an integral part of these financial statements

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF OPERATIONS

For the Years Ended June 30, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 189,841	$ 95,658
Interest and investments gains	5,979	310
	195,820	95,968
Expenses:		
Employee compensation and taxes	163,083	138,541
Commissions paid	49,219	-
Clearing costs	32,990	26,224
Rent	24,600	29,132
Quotations and research	11,294	3,224
Professional fees	5,030	5,500
Telephone	16,122	14,511
Advertising	-	5,619
Other operating expense	45,243	57,731
Interest	9,194	12,112
	356,775	292,594
Loss before income tax benefit	(160,955)	(196,626)
Income tax benefit	-	-
Net loss	$ (160,955)	$ (196,626)

The accompanying notes to financial statements are an integral part of these financial statements

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended June 30, 2011 and 2010

	Common Stock	Retained Earnings (Accumulated Deficit)	Total
Year Ended June 30, 2011:			
Balance, June 30, 2010	$ 908,880	$ (863,099)	$ 45,781
Contributed Capital	167,850		167,850
Net Loss	-	(160,955)	(160,955)
Balance, June 30, 2011	$ 1,076,730	$ (1,024,054)	$ 52,676
Year Ended June 30,2010:			
Balance, June 30, 2009	$ 725,688	$ (666,473)	$ 59,215
Contributed Capital	183,192		183,192
Net Loss	-	(196,626)	(196,626)
Balance, June 30, 2010	$ 908,880	$ (863,099)	$ 45,781

The accompanying notes to financial statements are an integral part of these financial statements

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For the Years Ended June 30, 2011 and 2010

Year Ended June 30, 2011:	
Balance, June 30, 2010	$ 60,000
Balance, June 30, 2011	$ 60,000
Year Ended June 30, 2010:	
Balance, June 30, 2009	$ 100,000
Less: Contribution to capital	$ (40,000)
Balance, June 30, 2010	$ 60,000

Note: The subordinated loans payable to the stockholder bear interest at 15 percent per annum.

The accompanying notes to financial statements are an integral part of these financial statements

SEACOAST INVESTOR SERVICES, INC.

STATEMENTS OF CASH FLOWS

For the Years Ended June 30, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (160,955)	$ (196,626)
Adjustments to reconcile net loss to cash flows from operating activities:		
Depreciation	944	1,313
(Increase) decrease in due from clearing broker	1,229	45,872
(Increase) in other assets	(2,498)	(22,494)
Increase (decrease) in accounts payable and accrued liabilities	(14,607)	(279)
Total adjustments	(14,932)	24,412
Net cash used in operating activities	(175,887)	(172,214)
Cash flows from financing activities:		
Reduction in subordinated loans	-	(40,000)
Contributed capital	167,850	183,192
Net cash flow from financing activities	167,850	143,192
Net increase (decrease) in cash	(8,037)	(29,022)
Cash, beginning of year	27,992	57,014
Cash, end of year	$ 19,955	$ 27,992
Cash paid during the year for :		
Interest	$ 9,194	$ 12,112
Income taxes	$ -	$ -

The accompanying notes to financial statements are an integral part of these financial statements

SEACOAST INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

For the Years Ended June 30, 2011 and 2010

Note 1 – Organization and Summary of Significant Accounting Policies:

Organization:

Seacoast Investor Services, Inc. (The Company) was incorporated on October 22, 1986 under the laws for the State of Florida to engage in broker/dealer activities. The Company commenced operations in February, 1987 upon receiving regulatory approval.

The Company has a clearing agreement with Pershing, LLC (Pershing) whereby Pershing will clear transactions for the Company's customers and will carry the accounts of such customers on a fully-disclosed basis as customers of Pershing. Accordingly, the Company will not carry customers' accounts or receive, deliver or hold cash in connection with such transactions.

Summary of Significant Accounting Policies:

Commission Revenue and Expenses - Commission revenue and expenses from customer security transactions are recorded on a trade-date basis.

Furniture, Fixtures, Leasehold Improvements and Equipment - Furniture, fixtures, leasehold improvements and equipment are carried at cost and are presented net of accumulated depreciation which is calculated using the straight line accelerated methods over the estimated useful lives of the assets.

Pervasiveness of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - Deferred income taxes are provided for temporary differences in reporting certain items of income and expense (principally depreciation), which are recognized for financial accounting in one period and for income tax purposes in another period.

Note 2 - Exemption from Rule 15c3-3:

The Company claims exemption from the Reserve Requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k) (2) (ii) of that rule.

Note 3 - Furniture, Fixtures, Leasehold Improvements and Equipment:

Furniture, fixtures, leasehold improvements and equipment consist of the following:

	2011	2010
Furniture and fixtures, at cost	$ 10,058	$ 10,058
Office equipment, at cost	70,323	70,323
	80,381	80,381
Less: Accumulated depreciation	(78,163)	(77,219)
	$ 2,218	$ 3,162

Note 4 - Net Capital Requirements:

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain net capital, as defined, under such provisions. Net capital and related net capital ratio may fluctuate on a daily basis. The Rule requires that the ratio of aggregate indebtedness, as defined, to net capital not exceed 15 to 1. The Rule provides for restrictions on operations if the ratio of aggregate indebtedness as defined, to net capital exceeds 10 to 1. During 1991, the Company requested and received approval to engage in "firm commitment" under writings as a selling group participant. This approval caused the Company to operate under subparagraph (a)(1) of Rule 15c3-1. During fiscal 2010 the Company received permission to reduce it's net capital requirements to $50,000. The Company will no longer engage in "firm commitment" underwritings. The net capital of the Company as of June 30, 2011 and 2010 was $66,719 and $141,335 and its minimum net capital requirement was $50,000 at June 30, 2011 and $50,000 at June 30, 2010. The ratio of aggregate indebtedness to net capital for 2011 and 2010 was .68 to 1 and .68 to 1, respectively.

Note 5 – Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements with the sole stockholder at June 30, 2011 and 2010 are as follows:

	2011	2010
Balance, June 30	$ 60,000	$ 60,000

Note 6 – Commitments and Contingencies:

In August, 2009 the Company executed a non-cancelable two-year lease of office space with rent payable monthly in the amount of $2,050. Under an addendum to the lease executed in July, 2011, and effective October 1, 2011, the non-cancelable lease is extended for one year , with rent payable monthly in the amount of $1,274. The minimum future lease commitment, including expected renewals for the next five years, is as follows:

June 30, 2012	$ 17,616
June 30, 2013	15,288
June 30, 2014	15,288
June 30, 2015	15,288
June 30, 2016	15,288
	$ 78,768

Rent expense for the years ended June 30, 2011 and 2010 was $24,600 and $29,132, respectively.

Note 7 – Income Taxes:

The components of income tax expense (benefit) for 2011 and 2010 are as follows:

	2011	2010
Current income taxes payable	$ -	$ -
Current income taxes	-	-
Deferred income taxes payable	-	-
Income Tax Expense	$ -	$ -

A net operating loss of $1,029,636 is available for carryover to apply against future taxable income in years after June 30, 2011. This loss is not expected to result in refundable income taxes in the next twelve months. The net operating loss expires on June 30, 2031.

SEACOAST INVESTOR SERVICES, INC.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of June 30, 2011

Net Capital:	
Total Stockholder's equity	$ 52,676
Add: Subordinated loans	60,000
Deduct nonallowable assets:	
Furniture, fuxtures and equipment, net of accumulated depreciation	(2,218)
Prepaid expenses and other assets	(38,398)
Net capital	$ 72,060
Aggregate Indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued liabilities	$ 26,843
Deferred income taxes	2,058
Total aggregate indebtedness	$ 28,901
Minimum Capital Required - The greater of $50,000 or 6 2/3% of aggregate indebtedness	$ 50,000
Net Capital in Excess of Minimum Requirement	$ 22,060
Ratio of Aggregate Indebtedness to Net Capital	0.401
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A- 5 as of June 30, 2011)	
Net capital as reported in Company's Part IIA (Unaudited)FOCUS report	$ 68,187
Audit adjustments, net, June 30, 2011	3,873
Net Capital per computation, June 30, 2011	$ 72,060

A. J. BRACKINS, C.P.A., P.A.

CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 7330
1826 14TH AVE.
SUITE 102
VERO BEACH, FLORIDA 32960
PHONE: (772) 562-6526
FAX: (772) 778-8676
E-MAIL: REESE@AJBRACKINSPA.COM

A. J. BRACKINS, C. P. A.
SALLIE C. WATSON, C. P. A.

Member
Private Company Accounting
Oversight Board

Member
American Institute of
Certified Public Accountants

Florida Institute Of
Certified Public Accountants

August 23, 2011

To the Board of Directors
Seacoast Investor Services, Inc.
704 S. W. Port St. Lucie Blvd.
Port St. Lucie, Florida 34953-2617

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Seacoast Investor Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC., solely to assist you and the other specified parties in evaluating Seacoast Investor Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Seacoast Investor Services Inc.'s management is responsible for the Securities Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences;

3. Compared the adjustment for net gain from securities in the investment account reported in Form SIPC-7 with the Company's schedule of gains and losses from securities in the investment account noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and, is not intended to be and should not be used by anyone other than these specified parties.

Respectfully Submitted

A. J. Beackins, CPA, PA

CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 6/30/2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036876 FINRA JUN
SEACOAST INVESTOR SERVICES INC
704 SW PORT ST LUCIE BLVD
PORT ST LUCIE FL 34953-2617

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
PAUL ELTIDGE SR 772-286-7333

2. A. General Assessment (item 2e from page 2) $ 352.37

B. Less payment made with SIPC-6 filed (exclude interest) (24.65)
20 aug 2011
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 337.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 337.72

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEACOAST Investor Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 22 day of Aug, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked _____ Received _____ Reviewed _____

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 7/1/2010 and ending 6/30/2011 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 191,662
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,112
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	32,998
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	49,106
2d. SIPC Net Operating Revenues	$ 142,548
2e. General Assessment @ .0025	$ 356.37
	(to page 1, line 2.A.)